EXHIBIT 99.11

VIA EDGAR

TO:

United States Securities and Exchange Commission

Re:

Asanko Gold Inc. (the "Company")

Annual Report on Form 40-F

Consent of Expert

This consent is provided in connection with the Company's annual report on Form 40-F for the financial year ended December 31, 2013, and any amendments thereto (the “Annual Report”), as filed by the Company with the United States Securities and Exchange Commission.  The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the financial year ended December 31, 2013 (the “Annual Information Form”).

I, Glenn Bezuidenhout, DO HEREBY CONSENT, to:

•

the use of my name and the disclosure of my involvement in the preparation of information that forms the basis for disclosure of a technical and scientific nature related to the Company’s Esaase Gold Project, Ghana, contained in the Annual Information Form, and

•

the inclusion and incorporation by reference of such information in the Annual Report.

Dated March 28, 2014

/s/ Glenn Bezuidenhout
Glenn Bezuidenhout

FSAIMM

DRA Mineral Projects (Pty) Ltd